Exhibit 99.2

Swvl Reports First Half 2023 Financial Results

Positive Operating Cash Flow and Net Profit in H1 2023

DUBAI, United Arab Emirates, December 27, 2023 (GLOBE NEWSWIRE) -- Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a technology provider for enterprise and government mobility solutions with a global footprint, has proudly announced a significant milestone in its financial performance for the first half of the fiscal year 2023. The Company has achieved positive operating cash flow and net profits, which it believes demonstrates the successful completion of the portfolio optimization program initiated last year, off the back of the global economic and capital markets environment at the time. Swvl aims to maintain and further boost profitability while resuming its enhanced strategic expansions to high revenue markets.

Key highlights from Swvl’s H1 2023 financial report include:

●	Operating Cash Flow: Operating cash inflows of $2.2 million in H1 2023, compared to operating outflows of $76.8 million in H1 2022.
●	Gross Profit: Gross profit of $1.8 million in H1 2023, compared to gross loss of $2.7 million in H1 2022.
●	Operating Profit: Operating profit of $13.4 million in H1 2023, compared to operating loss of $56.0 million in H1 2022.
●	Net Profit: Net profit of $2.1 million in 2023, compared to net loss of $161.6 million in H1 2022.
●	Total Equity: Total equity book value of $5.0 million as of 30 June 2023, compared to total equity of $2.6 million as of 31 December 2022 (total deficit of $24.5 million as of 30 June 2022).

This achievement underscores the Company’s commitment to financial stability, operational efficiency, and profitable growth initiatives implemented throughout the fiscal year. The successful transformation to positive cashflow and profitability is pivotal for Swvl’s enhanced strategic expansions to high revenue markets.

Please refer to appendix A below for the condensed interim consolidated financial statements.

Mostafa Kandil, CEO of Swvl, said, “I’m proud of the Swvl team and how we managed this transformation in only a few months, despite the macroeconomic downturn, achieving all the objectives set in our portfolio optimization strategy. I believe that Swvl is now creating significant value for its shareholders and is positioned for profitable growth and enhanced expansions in high revenue markets.”

Post June 30, 2023, Swvl continued to make strides to further solidify its financial position. The Company completed an all-cash sale of one of its subsidiaries Urbvan, which represented approximately 7% of Swvl’s

IFRS revenues as of December 31, 2022 for gross proceeds of $12 million after acquiring the business in an all-share deal.

Swvl remains focused on sustaining this positive momentum, further strengthening its financial position, and continuing to deliver enhanced value to its stakeholders in the future of mobility landscape.

About Swvl

Swvl is a global technology provider for enterprise and government mobility solutions. The company’s platform provides alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.Swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward looking statements when it discusses its belief that its financial results represent the successful completion of the portfolio optimization program initiated last year, off the back of the global economic and capital markets environment at the time, that it aims to maintain and further boost profitability while resuming its enhanced strategic expansions to high revenue markets, and the belief that it is now creating significant value for its shareholders and is positioned for profitable growth and enhanced expansions in high revenue markets. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Contact
Investor.relations@Swvl.com

Appendix A

Condensed interim consolidated statement of financial position – As of 30 June 2023

(All amounts are shown in USD unless otherwise stated)

	(Unaudited)	(Audited)
	At 30 June	At 31 December
	2023	2022
ASSETS
Non-current assets
Property and equipment	872,685	1,270,838
Intangible assets	179,480	10,534,278
Right-of-use assets	587,109	815,646
Sublease receivables	215,491	553,029
Deferred tax assets	9,408,649	18,708,988
	11,263,414	31,882,779

Current assets
Prepaid expenses and other current assets	2,584,667	3,298,377
Trade and other receivables	5,952,470	14,815,432
Sublease receivables	841,974	648,523
Cash and cash equivalents	376,768	1,538,347
	9,755,879	20,300,679
Assets classified as held for sale	13,633,830	5,279,098
Total assets	34,653,123	57,462,556

EQUITY AND LIABILITIES
EQUITY
Share capital	16,955	13,903
Share premium	345,942,255	343,435,529
Employee share scheme reserve	387,468	773,666
Foreign currency translation reserve	(11,500,743)	(4,347,257)
Reserve of disposal groups classified as held for sale	3,715,263	(492,474)
Accumulated deficit	(330,485,312)	(332,562,780)
Equity attributable to equity holders of the Parent Company	8,075,886	6,820,587

Non-controlling interests	(3,039,317)	(4,191,394)
Total equity	5,036,569	2,629,193

LIABILITIES
Non-current liabilities
Provision for employees’ end of service benefits	—	267,751
Derivative warrant liabilities	1,317,091	1,317,091
Deferred purchase price	70,168	194,093
Lease liabilities	1,393,484	1,592,111
	2,780,743	3,371,046

Current liabilities
Deferred purchase price	988,038	7,425,488
Accounts payable, accruals and other payables	14,917,098	33,418,502
Current tax liabilities	472,101	1,027,404
Due to related party	556,000	—
Loans from a related party	139,985	—
Lease liabilities	596,361	751,015
	17,669,583	42,622,409
Liabilities directly associated with assets classified as held for sale	9,166,228	8,839,908
Total liabilities	29,616,554	54,833,363
Total equity and liabilities	34,653,123	57,462,556

Appendix A (continued)

Condensed interim consolidated statement of comprehensive profit or loss - For the period ended 30 June 2023

(All amounts are shown in USD unless otherwise stated)

	(Unaudited)	(Unaudited)
	2023	2022
Continuing operations
Revenue	11,116,013	21,671,391
Cost of sales	(9,352,628)	(24,409,896)
Gross income/(loss)	1,763,385	(2,738,505)

General and administrative expenses	(2,786,562)	(40,163,103)
Selling and marketing costs	(19,967)	(11,165,925)
Other expenses	(2,305,274)	(1,906,995)
Other income	16,767,714	4,649
Operating profit/(loss)	13,419,296	(55,969,879)

Change in fair value of financial liabilities	149,430	62,324,575
Recapitalization cost	—	(139,609,424)
Impairment of financial assets	—	(10,000,890)
Gain on disposal of subsidiaries	967,310	—
Write-down of assets held for sale	(10,889,775)	—
Finance income	4,834	77,735
Finance cost	(61,810)	(3,474,108)
Profit/(loss) before tax from continuing operations	3,589,285	(146,651,991)

Income tax benefit	—	672,857

Profit/(loss) for the period from continuing operations	3,589,285	(145,979,134)

Discontinued operations
Loss for the period/year from discontinued operations	(1,511,817)	(15,640,435)
Profit/(loss) for the period	2,077,468	(161,619,569)

Attributable to:
Equity holders of the Parent Company	2,077,468	(159,738,379)
Non-controlling interests	—	(1,881,190)
	2,077,468	(161,619,569)

Profit/(loss) per share attributable to equity holders of the Parent Company
Basic	0.32	(1.50)
Diluted	0.25	(1.50)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations, net of tax	(2,945,749)	(1,588,579)
Total comprehensive loss for the period	(868,281)	(163,208,148)

Attributable to:
Equity holders of the Parent Company	(868,281)	(161,326,958)
Non-controlling interests	—	(1,881,190)
	(868,281)	(163,208,148)

Appendix A (continued)

Condensed interim consolidated statement of cash flows - for the period ended 30 June 2023

(All amounts are shown in USD unless otherwise stated)

	For the six-month period ended
	30 June
	(Unaudited)	(Unaudited)
	2023	2022
Profit before tax from continued operations	3,589,285	(146,602,899)
Loss before tax from discontinued operations	(1,511,817)	(15,640,435)
Profit/(loss) for the year before tax	2,077,468	(162,243,334)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation of property and equipment	513,463	365,340
Depreciation of right-of-use assets	804,836	703,553
Amortization of intangible assets	1,844,585	676,750
Write down of assets held for sale	10,889,775	—
Other non – cash income	(16,637,801)	—
Gain on disposal of subsidiaries	(967,310)	—
Change in fair value of financial liabilities	(149,430)	(62,324,575)
Provision for employees’ end of service benefits	37,711	322,955
Other non-cash expenses	—	5,919,585
Gain on disposal of right-of-use assets	—	(85,636)
Impairment of financial assets	—	10,000,890
Recapitalization costs	—	139,609,424
Employee share scheme reserve charges	—	257,093
	(1,586,703)	(66,797,955)
Changes in working capital:
Trade and other receivables	3,209,551	(8,114,968)
Prepaid expenses and other current assets	779,057	(3,988,021)
Due to related party	556,000	—
Accounts payable, accruals and other payables	(159,887)	1,992,144
Current tax liabilities	(555,303)	518,387
Payment of employees’ end of service benefits	—	(439,914)
Net cash flows from/(used in) operating activities	2,242,715	(76,830,327)

Cash flows from an investing activity
Sublease rentals received	144,087	—
Purchase of property and equipment	—	(1,191,592)
Purchase of financial assets	—	(5,000,010)
Capitalized development costs	—	(1,666,934)
Payment for acquisition of subsidiary, net of cash acquired	—	(1,463,293)
Net cash flows from/(used in) investing activities	144,087	(9,321,829)

Cash flows from financing activities
Proceeds from issuance of share capital	635	32,333,801
Proceeds from issuance of convertible notes	788,828	26,336,000
Repayment of loan from related party	(318,256)	(35,066)
Repayment of external loan	(707,125)	—
Finance lease liabilities paid, net of accretion	(870,771)	(436,677)
Proceed from PIPE subscription	—	39,664,000
Finance cost paid	—	(182,996)
Net cash flows (used in)/from financing activities	(1,106,689)	97,679,062
Net increase in cash and cash equivalents	1,280,113	11,526,906
Cash and cash equivalents at the beginning of the year	2,696,276	9,529,723
Effects of exchange rate changes on cash and cash equivalents	(3,057,865)	(1,752,249)
Cash and cash equivalents at the end of the year	918,524	19,304,380